Condensed Consolidated Interim Financial Statements September 30, 2022
(Unaudited)
(Stated in thousands of United States Dollars)

NOTICE TO SHAREHOLDERS
For The Three And Nine Months Ended September 30, 2022
i-80 Gold Corp

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed consolidated interim financial statements of i-80 Gold Corp were prepared by management in accordance with International Financial Reporting Standards ("IFRS"). Only changes in accounting policies have been disclosed in these unaudited condensed consolidated interim financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited condensed consolidated interim financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited condensed consolidated interim financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements and (ii) the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial position, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Stated in thousands of United States Dollars)
(Unaudited)

	Note	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents		$75,987	$87,658
Receivables		506	393
Inventory	5	24,859	26,000
Prepaids and deposits		3,652	4,795
Current portion of other assets	6	5,538	2,650
Total current assets		110,542	121,496
Non-current assets
Other assets	6	14,288	—
Restricted cash and cash equivalents	8	32,709	30,777
Long-term receivable	7	—	1,427
Property, plant and equipment	9	520,406	502,649
Total non-current assets		567,403	534,853
Total assets		$677,945	$656,349

LIABILITIES
Current liabilities
Accounts payable		$3,553	$8,533
Accrued liabilities		6,456	5,533
Current portion of long-term debt	10	12,217	58
Current portion of other liabilities	12	26,611	15,795
Total current liabilities		48,837	29,919
Non-current liabilities
Deferred tax liabilities		11,260	19,853
Long-term debt	10	102,697	41,378
Provision for environmental rehabilitation	11	80,427	92,849
Non-current portion of other liabilities	12	38,071	65,372
Total non-current liabilities		232,455	219,452
Total liabilities		281,292	249,371

EQUITY
Share capital	13	353,976	350,198
Reserves		14,811	13,683
Surplus		27,866	43,097
Total equity		396,653	406,978
Total liabilities and equity		$677,945	$656,349

See accompanying notes to the Condensed Consolidated Interim Financial Statements

Approved by the Board of Directors and authorized for issue on November 8, 2022

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Stated in thousands of United States Dollars, except for share data)
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2022	2021	2022	2021
Revenue		$16,065	$—	$25,311	$—
Cost of sales		(9,834)	—	(15,331)	—
Depletion, depreciation and amortization	9	(2,126)	—	(2,949)	—
Mine operating income		4,105	—	7,031	—

Expenses
Exploration, evaluation and pre-development	16	10,798	3,130	32,184	5,940
General and administrative	17	4,743	3,388	12,581	6,525
Restructuring costs		—	—	—	4,444
Property maintenance		350	118	1,139	274
Share-based payments	13	471	424	2,460	2,392
Loss before the following		(12,257)	(7,060)	(41,333)	(19,575)

Other income / (expense)	18	3,524	(4,863)	32,015	(4,047)
Finance expense	19	(6,298)	(15)	(14,535)	(107)
Related party interest expense		—	—	—	(1,177)
Loss before income taxes		(15,031)	(11,938)	(23,853)	(24,906)

Current tax expense		—	—	—	(200)
Deferred tax recovery		3,759	—	8,593	—
Loss and comprehensive loss for the period		(11,272)	(11,938)	(15,260)	(25,106)

Income from discontinued operations for the period	4	—	2,598	—	11,554
Loss and comprehensive loss for the period		$(11,272)	$(9,340)	$(15,260)	$(13,552)

Loss per common share
Basic and diluted loss per share	14	$(0.05)	$(0.05)	$(0.06)	$(0.11)

Weighted average number of common shares outstanding
Basic and diluted weighted average shares outstanding	14	240,368,617	190,764,885	239,992,077	121,292,230

See accompanying notes to the Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Stated in thousands of United States Dollars)
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2022	2021	2022	2021
OPERATING ACTIVITIES
Loss for the period		$(11,272)	$(11,938)	$(15,260)	$(25,106)

Items not affecting cash
Depletion, depreciation and amortization		2,337	80	3,552	228
Non-cash share-based payments	13(f)	106	424	2,095	2,392
Non-cash items included in other income	15(ii)	(5,027)	3,648	(34,942)	3,137
Related party interest expense		—	—	—	1,177
Loss on foreign exchange		249	1,299	449	1,130
Finance expense		6,290	—	14,516	—
Deferred taxes		(3,759)	—	(8,593)	—
Change in non-cash working capital balances related to operations	15(i)	10,320	1,364	(2,735)	1,913
Cash used in operating activities of continuing operations		(756)	(5,123)	(40,918)	(15,129)
Cash provided by / (used in) operating activities of discontinued operations		—	(7,114)	—	9,499
Cash used in operating activities		$(756)	$(12,237)	$(40,918)	$(5,630)

INVESTING ACTIVITIES
Capital expenditures on property, plant and equipment	9	(18,580)	(609)	(33,566)	(1,060)
Acquisition of Granite Creek		—	(30)	—	(23,230)
Environmental liability security		(1,932)	—	(1,932)	—
Purchase of investments		—	—	—	(662)
Cash used in investing activities of continuing operations		(20,512)	(639)	(35,498)	(24,952)
Cash used in investing activities of discontinued operations		—	(1,068)	—	(2,785)
Cash used in investing activities		$(20,512)	$(1,707)	$(35,498)	$(27,737)

FINANCING ACTIVITIES
Stock option and warrant exercises		—	—	2,764	1,713
Proceeds from Gold Prepay Agreement	10	—	—	41,737	—
Proceeds from Silver Purchase Agreement	10	—	—	29,889	—
Principal repayment on Gold Prepay Agreement		(3,496)	—	(9,164)	—
Proceeds from shares issued in equity financing		—	—	—	63,724
Proceeds on loan from Equinox		—	—	—	20,750
Repayment of loan from Equinox		—	—	—	(20,750)
Cash flows from private placement		—	—	—	11,760
Share issue costs		—	(4)	—	(2,171)
Related party interest paid		—	—	—	(1,177)
Other		(136)	(22)	(233)	(67)
Cash provided by / (used in) financing activities of continuing operations		(3,632)	(26)	64,993	73,782
Cash provided by / (used in) financing activities of discontinued operations		—	—	—	—
Cash provided by / (used in) financing activities		$(3,632)	$(26)	$64,993	$73,782

Change in cash and cash equivalents during the period		(24,900)	(13,970)	(11,423)	40,415
Cash and cash equivalents, beginning of the period		100,980	70,089	87,658	15,239
Effect of exchange rate changes on cash held		(93)	(1,131)	(248)	(666)
Cash and cash equivalents, end of the period		$75,987	$54,988	$75,987	$54,988

Supplemental cash flow information [Note 15]

See accompanying notes to the Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Stated in thousands of United States Dollars, except for share data) (Unaudited)

Share Capital
Issued and outstanding	Note	Number of shares	Share capital	Equity settled employee benefits	Surplus / (deficit)	Total equity
Balance as at December 31, 2020		481	$10,218	$7,141	$(33,898)	$(16,539)
Shares issued to Premier to settle intercompany	1(c)	1,133	140,395	—	—	140,395
Transfer of Premier USA shares to the Company	1(a)	(1,614)	(150,613)	—	—	(150,613)
Shares issued to Premier on transfer of Premier USA Shares	1(a)	137,624,461	144,274	4,384	—	148,658
Loss on modification of shareholder loan	1(c)	—	—	—	(8,832)	(8,832)
Exercise of stock options	13(d)	1,345,200	2,819	(909)	—	1,910
Share-based payments	13(f)	—	—	2,776	—	2,776
Shares issued in equity financing	13(b)	30,914,614	60,841	—	—	60,841
Shares issued to Equinox in private placement	13(b)	5,479,536	11,760	—	—	11,760
Shares issued on acquisition of Granite Creek	13(b)	13,036,846	27,000	—	—	27,000
Shares issued on land acquisition	13(b)	2,430,488	5,000	—	—	5,000
Share issue costs		—	(2,171)	—	—	(2,171)
Loss for the period		—	—	—	(13,552)	(13,552)
Balance as at September 30, 2021		190,831,145	249,523	13,392	(56,282)	206,633
Shares issued in private placement	13(b)	8,784,122	18,305	—	—	18,305
Shares issued to NGM for Asset Exchange	13(b)	22,757,393	47,422	—	—	47,422
Shares issued to Orion in private placement	13(b)	7,500,000	15,629	—	—	15,629
Shares issued to Waterton on acquisition of Ruby Hill	13(b)	3,191,358	8,000	—	—	8,000
Shares issued to Orion for offtake transfer	13(b)	839,799	1,750	—	—	1,750
Shares issued to Equinox for anti-dilution rights	13(b)	4,800,000	10,000	—	—	10,000
Orion forced conversion option	10(i)	—	—	—	(2,029)	(2,029)
Sprott forced conversion option	10(ii)	—	—	—	(367)	(367)
Exercise of stock options	13(d)	—	—	(29)	—	(29)
Share-based payments		—	—	320	—	320
Share issue costs		—	(431)	—	—	(431)
Income for the period		—	—	—	101,775	101,775
Balance as at December 31, 2021		238,703,817	350,198	13,683	43,097	406,978
Exercise of warrants and stock options	13(d)	1,664,800	3,778	(483)	29	3,324
Share-based payments	13(f)	—	—	1,611	—	1,611
Loss for the period		—	—	—	(15,260)	(15,260)
Balance as at September 30, 2022		240,368,617	$353,976	$14,811	$27,866	$396,653

See accompanying notes to the Condensed Consolidated Interim Financial Statements

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)

1.NATURE OF BUSINESS

i-80 Gold Corp ("i-80 Gold" or the "Company"), is a Nevada-focused, growth-oriented gold and silver producer engaged in the exploration, development and production of gold and silver deposits. The Company's principal assets include the Ruby Hill Mine, Lone Tree Mine, Granite Creek Project and McCoy-Cove Project. Each property is wholly-owned by the Company.

The Company was incorporated on November 10, 2020, in the province of British Columbia, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol IAU and the New York Stock Exchange ("NYSE") under the symbol IAUX. Its head office is located at Suite 460, 5190 Neil Road, Reno, Nevada, 89502.

(a)Plan of Arrangement with Equinox Gold

On December 16, 2020, Premier Gold Mines Limited ("Premier") and Equinox Gold Corp. ("Equinox Gold") announced that the companies entered into a definitive agreement (the “Agreement”) whereby Equinox Gold would acquire all the outstanding shares of Premier (the “Transaction”). Concurrently, Premier would spin out its U.S. assets and operations which are included in the entities listed in Note 2(b) to a newly formed Canadian domiciled company i-80 Gold. On closing of the Transaction, existing Equinox Gold and Premier shareholders would own approximately 84% and 16% of Equinox Gold, and Equinox Gold and existing shareholders of Premier would own 30% and 70% of the Company, respectively, on an issued share basis.

On February 23, 2021, Premier's security holders voted to approve the Transaction. By approving the Transaction, Premier security holders also approved the spin out to its shareholders shares of the Company.

On March 18, 2021, the Company completed its private placement offering of 30,914,614 subscription receipts at a subscription price of C$2.60 for aggregate gross proceeds of approximately C$80.4 million ($60.8 million). Each subscription receipt entitled the subscriber to one common share of the Company and one-quarter share purchase warrant at an exercise price of C$3.64 with an expiration date of October 7, 2022 (total share purchase warrants issued of 7,728,654).

Concurrently with the Company's offering, Equinox Gold advanced to the Company a $20.75 million bridge loan that was used by the Company for the purposes of making a $20.75 million cash deposit with affiliates of Waterton Global Resource Management, Inc. (“Waterton”) in partial satisfaction of the purchase price payable to Waterton for the acquisition of the Granite Creek Project. The loan matured and was repaid within 10 days following the closing of the Transaction in accordance with the agreement.

The Transaction closed on April 7, 2021. Premier shareholders received 0.1967 of an Equinox Gold share for each Premier share held representing an at market acquisition based on the 10 day volume weighted average closing prices for both Equinox Gold and Premier shares on the TSX; and 0.4 of a share of the Company for each Premier share held.

On April 7, 2021, just prior to the completion of the spin out of Premier by way of a Plan of Arrangement (“the Arrangement”), the Company issued 137,624,461 common shares to Premier for the transfer of its investment in Premier Gold Mines USA Inc. ("Premier USA") to the Company for the carrying amount of the investment, $150.6 million (1,614 common shares) offset by $4.4 million allocated to the equity settled employee benefits reserve for replacement options, $0.9 million for the transfer of the South Arturo silver stream, and $0.5 million for replacement warrants issued pursuant to the Arrangement resulting in $144.9 million in equity.

In accordance with the terms of the Arrangement, the Company and Equinox Gold exchanged existing Premier stock options at the same ratio as shareholders received on the distribution of the Company to Premier shareholders and as such, the Company issued 0.4 of a stock option for each Premier option held. This resulted in 5,722,000 replacement options to option holders on record as of April 7, 2021, at an average option price of C$1.88. The replacement options were valued at $4.4 million and reduced the investment in Premier USA and were allocated to the equity settled employee benefits reserve.

Also, in accordance with the terms of the Arrangement, a portion of the existing Premier silver stream agreement and replacement warrants were also allocated to the Company. The resulting valuation of $0.9 million for the transfer of the South Arturo silver stream and
$0.5 million for 800,000 replacement warrants reduced the investment in Premier USA and is included as other long-term liabilities of the Company.

Following the completion of the spin out on April 7, 2021, the subscription receipts were released from escrow and converted to common shares of the Company and were listed and posted for trading on the TSX. Trading in the Company's common shares commenced at the opening of the TSX on April 13, 2021, under the symbol “IAU”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)

(b)Acquisition and Purchase Agreements

Osgood Mining Company LLC Acquisition

On April 15, 2021, the Company, together with its subsidiary Premier USA completed the purchase agreement with affiliates of Waterton to acquire from Waterton all the outstanding membership interests of Osgood Mining Company LLC (“Osgood”). Osgood is the owner of the Granite Creek Project (formerly the "Getchell Project") in the Getchell gold belt near Winnemucca, Nevada. Consideration paid to Waterton consisted of (i) $23.0 million in cash, (ii) 13,036,846 common shares of the Company, (iii) warrants to purchase 12,071,152 common shares of the Company, with an exercise price C$3.64 per common share, for a period of 36 months following the closing date, and (iv) contingent value rights including a payment to Waterton in the amount of $5.0 million upon the public announcement of a positive production decision related to the Granite Creek Project (underground or open pit), and an additional $5 million upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded $2,000 per ounce. The common shares and warrants issued were subject to a statutory hold period under applicable Canadian securities legislation that expired on August 15, 2021.

The Osgood acquisition was accounted for as an asset acquisition as management determined that substantially all the fair value of the gross assets acquired were concentrated on the Granite Creek Project mineral property. The components of consideration that were paid and the allocation to the net assets acquired is detailed in the table below:

Components of consideration paid:
Cash	$23,000
Common shares	27,000
Warrants	6,065
Transaction costs	318
Total consideration paid	$56,383

Allocated value:
Buildings and equipment	$386
Mineral properties	58,048
Reclamation and closure cost obligations	(2,051)
Total value allocation	$56,383

For contingent consideration and payments, an accounting policy choice exists, and an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. For the Osgood acquisition, management did not recognize a liability for contingent payments as the conditions required for these payments had not been met as of the date the assets were acquired.

Christison Purchase Agreement

On December 15, 2020, Premier USA entered into a definitive purchase agreement with the Christison Family Trust and Seven Dot Cattle Co. LLC to acquire certain fee lands and unpatented mining claims (the “First Property” and the “Second Property”) (collectively the “Christison Acquisition”) situated in Humboldt County, Nevada, for consideration consisting of $10 million in cash and $5 million in common shares of the Company. The mining claims are located adjacent to the Granite Creek Project. During the fourth quarter of 2020 Premier USA paid $7.5 million in cash as consideration for the First Property. On May 10, 2021, Premier USA completed the acquisition of the Second Property for consideration of $2.5 million in cash and 2,430,488 common shares of the Company.

On completion of the transactions, the properties acquired in the Christison Acquisition and the Osgood Mining Company LLC acquisition have been combined under the Granite Creek Project.

Acquisition of Ruby Hill

On October 18, 2021, the Company completed the acquisition of Ruby Hill Mining Company, LLC (“Ruby Hill”). The Ruby Hill property is host to a producing open pit mine and multiple deposits that contain gold and silver resources, and potential for significant base metal mineralization.

The Company acquired 100% of the issued and outstanding shares of Ruby Hill for payment of $75 million in cash, 3,191,358 common shares of the Company valued at $8 million, and future milestone payments of up to $67 million that are subject to an early prepayment option that could reduce the milestone payments to $47 million.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)

The four milestone payments and corresponding early prepayment options are as follows:

•$17 million in cash and/or shares of i-80 Gold payable on the earlier of 60 days following the issuance of a press release by the Company regarding the completion of a new or updated Mineral Resource estimate for Ruby Hill or 15 months after closing, based on the market price of i-80 Gold's shares at the time of such payment (the "First Milestone Payment");
•$15 million in cash and/or shares of i-80 payable on the earlier of 60 days following the issuance of a press release by the Company regarding the completion of a Feasibility Study for Ruby Hill or 24 months after closing, based on the market price of i-80 Gold's shares at the time of such payment (the "Second Milestone Payment"). An early prepayment option to reduce the payment to $5 million is available if the payment is made less than 15 months after closing and if the payment in shares of the Company does not exceed up to $7.5 million of the total amount, at the Company's discretion.
•$15 million in cash and/or shares of i-80 Gold payable on the earlier of 30 months after closing and 90 days following the announcement by the Company of a construction decision related to a deposit on any portion of Ruby Hill that is not currently being mined, based on the market price of i-80 Gold's shares at the time of such payment (the "Third Milestone Payment"); and
•$20 million in cash and/or shares of i-80 Gold payable on the earlier of 36 months after closing and 90 days following the announcement by the Company of achieving Commercial Production related to a deposit on any portion of Ruby Hill that is not currently being mined, priced based on the market price of i-80 Gold's shares at the time of such payment (the "Fourth Milestone Payment"). An early prepayment option to reduce the payment for the third and fourth milestone payments to $20 million is available if the payments are done prior to 24 months after closing, if the payment in shares of the Company did not exceed up to $10 million of the total amount, at the Company's discretion, and if shares held by Waterton do not exceed 9.99% of the outstanding shares of the Company.
The Company determined that the Ruby Hill Acquisition represents a business combination, with i-80 as the acquirer. Transaction costs incurred in respect of the acquisition totaling $1.2 million were expensed and presented within professional fees in general and administrative expense in profit or loss during the period ended December 31, 2021.

The acquisition date fair value of the consideration transferred consisted of the following:
Cash	$75,084
Share-based consideration	8,000
Current portion of deferred consideration (i) (Note 12)	15,540
Long-term portion of deferred consideration (i) (Note 12)	26,355
Total consideration	$124,979

(i)Management's best estimate is that the early prepayment options will be exercised for all milestone payments (discounted at a rate of 7.5%): the fair value of the first milestone payment of $17 million, the second milestone prepayment of $10 million, and the third and fourth milestone prepayment of $20 million.

Net assets (liabilities) acquired:
Accounts receivable and other assets	$195
Inventory	13,800
Property, plant and equipment	29,981
Mineral property interests	105,877
Accounts payable	(1,003)
Accrued liabilities	(663)
Provision for environmental rehabilitation	(23,208)
Fair value of net assets acquired	$124,979

The fair value of property, plant and equipment, mineral property interests, and the provision for environmental rehabilitation were estimated using discounted cash flow models, comparable transactions, and other market-based information. Expected future cash flows are based on estimates of future gold and silver prices and projected revenues, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on life-of-mine plans at the acquisition date. The fair value of inventory was based on forward gold prices and the cost to complete inventory to finished product in determining the net realizable value.

From the date of acquisition up to December 31, 2021, the Ruby Hill property did not generate any revenue with all direct and indirect operating costs in that intervening period capitalized into inventory. Accordingly, the operating costs did not impact the consolidated statement of income / (loss) for the period ended December 31, 2021. The Company incurred incremental general and administrative costs in relation to Ruby Hill, however, it is impracticable to allocate these costs to Ruby Hill as there were other acquisitions throughout 2021 that had also driven increases to these costs.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)

On acquisition of the Ruby Hill property, Waterton did not provide historical financial information on the assets performance and therefore it is not possible to disclose the impact on the consolidated statement of income / (loss) for the year ended December 31, 2021, as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period.

Asset Exchange with Nevada Gold Mines LLC

On October 14, 2021, the Company completed the Asset Exchange Agreement ("Asset Exchange") with Nevada Gold Mines LLC (“NGM”), a joint-venture between Barrick Gold Corporation and Newmont Corporation. As part of the Asset Exchange, the Company acquired the Lone Tree and Buffalo Mountain gold deposits and certain processing infrastructure, including an autoclave, from NGM in consideration for: (i) the Company’s 40% ownership in the South Arturo Property; (ii) assignment of the Company’s option to acquire the adjacent Rodeo Creek exploration property; (iii) contingent consideration of up to $50 million based on an amount equal to $25 per ounce of recovered gold produced from the mineral resources at the Lone Tree property; and (iv) arrangement of substitute bonding in respect of the Lone Tree and Buffalo Mountain reclamation obligations. In addition, at closing of the Asset Exchange, NGM reimbursed the Company approximately $7.3 million for amounts previously advanced by the Company for the autonomous truck haulage test work completed at South Arturo and for funds advanced by the Company that were not used for reclamation activities.

The legal transfer was effective June 1, 2021 and as such, the Company obtained the free cash flow from Lone Tree's operations from June 1, 2021 until October 14, 2021 and in exchange, NGM obtained the free cash flow of South Arturo's operation from June 1, 2021 until October 14, 2021. NGM also entered into a Subscription Agreement where NGM subscribed to $47.4 million of the Company's common shares.

The Company determined that the Asset Exchange represents an asset acquisition. Transaction costs incurred with respect to the Asset Exchange totaled $3.3 million which were included in the components of consideration paid.

The disposal of the Company's 40% interest in South Arturo created no gain or loss of control. Components of consideration paid:
Book value of South Arturo asset (Note 4)	$42,819
NGM reimbursement	(7,331)
Transaction costs	3,289
Offtake Transfer Payment	1,750
Total consideration	$40,527

The underlying assets purchased and liabilities assumed were recorded at cost allocated based upon their relative fair values at the date of purchase. The table below presents the values of the assets purchased and liabilities assumed on the date of acquisition:

Net assets (liabilities) acquired:
Cash	$1,058
Inventory	3,474
Property, plant and equipment	166,480
Mineral property interests	65,521
Provision for environmental rehabilitation	(60,475)
Fair value of net assets acquired - Gross of tax	$176,058
Taxes payable	(1,125)
Deferred tax liability	(27,704)
Fair value of net assets acquired - Net of tax	$147,229

The fair value of property, plant and equipment, mineral property interests, and the provision for environmental rehabilitation were estimated using discounted cash flow models, comparable transactions, and other market-based information. Expected future cash flows are based on estimates of future gold and silver prices and projected revenues, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on life-of-mine plans at the acquisition date. The fair value of inventory was based on forward gold prices and the cost to complete inventory to finished product in determining the net realizable value.

Income statement impact:
Gain arising on asset exchange - Gross of tax	$135,531
Income tax expense	28,829
Total gain arising on asset exchange - Net of tax	$106,702

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)

For contingent consideration and payments, an accounting policy choice exists and an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. For the Asset Exchange, management has not recognized a liability for contingent payments as the conditions required for these payments have not been met as of the date the assets were acquired.

(c)Related Party Balances

In connection with the closing of the Transaction, all intercompany balances including the receivable from Premier, the payable due to Premier, and the intercompany note with Premier were settled with a combination of cash, a distribution of the Company's shares and a conversion to Premier equity prior to the spin out of the Company to i-80 Gold. The gold sale receivable from Premier was settled in cash other than $4 million which was distributed back to Premier in the form of a dividend subject to a 5% withholding tax. The payable due to Premier and the intercompany note with Premier were converted to 1,133 shares of the Company at a value of $140.4 million.

In April 2021, the Company modified a portion of its intercompany note payable to Premier to change the repayment currency from CAD to USD. This modification resulted in the extinguishment of the original intercompany note and recognition of a new intercompany note, with the difference of $8.8 million recorded directly into surplus / (deficit) during the period ended December 31, 2021, as this transaction is with Premier in their capacity as a shareholder and is therefore outside the scope of IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments.

(d)Financing Agreements

Also, in connection with the closing of the Transaction on April 7, 2021, the Company entered into an offtake agreement with OMF Fund II
(O) Ltd. ("Orion") and a silver stream agreement with OMF Fund II SO Ltd. ("Nomad").

Offtake Agreement

Under the terms of the Offtake Agreement, the Company agreed to sell, and Orion agreed to purchase (i) an aggregate of 29,750 ounces of refined gold for 2021, and (ii) up to an aggregate of 31,500 ounces of refined gold annually (the "Annual Gold Quantity") from the Company's Eligible Projects until March 1, 2027. The Company's Eligible Projects include the South Arturo Project, the Granite Creek Project, and the McCoy-Cove Project. The final purchase price to be paid by Orion will be, at Orion’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale. In the event that the Company does not produce the Annual Gold Quantity in any given year, the obligation is limited to those ounces actually produced.

South Arturo Purchase and Sale Agreement (Silver)

The Company entered into a Purchase and Sale Agreement (Silver) (the "Stream Agreement") with Nomad, which was connected to South Arturo, whereby the Company will deliver to Nomad (i) 100% of the refined silver from minerals from the main stream area, and (ii) 50% of the refined silver from the exploration stream area. Nomad will pay an ongoing cash purchase price equal to 20% of the silver market price on the day immediately preceding the date of delivery and will credit the remaining 80% against the liability. Following the delivery of an aggregate amount of refined silver equal to $1.0 million to Nomad under the Stream Agreement, Nomad would continue to purchase the refined silver at an ongoing cash purchase price equal to 20% of the prevailing silver price. The liability for the Stream Agreement was included in the net asset value in connection with the asset exchange with NGM, and therefore no longer on the statement of financial position as of December 31, 2021.

Orion and Sprott Financing Package

The Company entered into a financing package with OMF Fund III (F) Ltd. an affiliate of Orion Mine Finance (collectively “Orion“) on December 13, 2021, and a fund managed by Sprott Asset Management USA, Inc. and a fund managed by CNL Strategic Asset Management, LLC (“Sprott”) on December 9, 2021 (together the “Finance Package”).

The Finance Package in its aggregate consists of:

•$50 million convertible loan (the “Orion Convertible Loan“)
•$10 million convertible loan (the “Sprott Convertible Loan” and together with the Orion Convertible Loan, the “Convertible Loans”)
•$45 million gold prepay purchase and sale agreement entered into with affiliates of Orion (the “Gold Prepay Agreement“), including an accordion feature potentially to access up to an additional $50 million at i-80 Gold’s option
•$30 million silver purchase and sale agreement entered into with affiliates of Orion (the “Silver Purchase Agreement“), including an accordion feature to potentially access an additional $50 million at i-80 Gold’s option and an amended and restated offtake agreement entered into with affiliates of Orion (the “A&R Offtake Agreement“)
•5,500,000 warrants of the Company issued to Orion (the “Orion Warrants“ and together with the Orion Convertible Loan, Gold Prepay Agreement, Silver Purchase Agreement and the A&R Offtake Agreement, the “Orion Finance Package”).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)

The $60 million in Convertible Loans were fully funded and issued in 2021. The obligations under the Gold Prepay Agreement and Silver Purchase Agreement will be senior secured obligations of the Company and its wholly-owned subsidiaries Ruby Hill Mining Company, LLC and Osgood Mining Company, LLC and secured against the Ruby Hill project in Eureka County, Nevada and the Granite Creek project in Humboldt County, Nevada.

The Sprott and Orion Convertible Loans bear interest at 8.0% per annum and mature on December 9, 2025 and December 13, 2025, respectively. Outstanding amounts under the Convertible Loans are convertible into common shares of the Company at any time prior to maturity at the option of the applicable respective lender (a) in the case of the outstanding principal, C$3.275 per common share, and (b) in the case of accrued and unpaid interest, subject to TSX approval, at the market price of the common shares on the TSX at time of the conversion of such interest.

Under the Gold Prepay Agreement, i-80 Gold was due to deliver to Orion 3,000 troy ounces of gold for each of the quarters ending March 31, 2022 and June 30, 2022, and thereafter, 2,000 troy ounces of gold per calendar quarter until September 30, 2025 in satisfaction of the $45 million prepayment, for aggregate deliveries of 32,000 troy ounces of gold. Upon a positive construction decision by i-80 Gold for both (a) the processing facilities at the Lone Tree project, and (b) any two of the following: the Ruby Hill underground development (including Ruby Deep and/or Blackjack Deposits), the Granite Creek open pit development, or the McCoy-Cove Project, in all cases based on a feasibility study, in form and substance satisfactory to Orion, i-80 Gold may request an increase in the $45 million prepayment by an additional amount not exceeding $50 million in aggregate in accordance with the terms of the Gold Prepay Agreement.

Prior to funding, the Gold Prepay Agreement was amended to adjust the quantity of the quarterly deliveries of gold, but not the aggregate amount of gold, to be delivered by the Company to Orion over the term of the Gold Prepay Agreement. Under the amended Gold Prepay Agreement, commencing on the date of funding, the Company is required to deliver to Orion 1,600 troy ounces of gold for the quarter ending March 31, 2022, 3,100 troy ounces of gold for the quarter ending June 30, 2022, and thereafter 2,100 troy ounces of gold per calendar quarter until September 30, 2025, in satisfaction of the $45 million prepayment, for aggregate deliveries of 32,000 troy ounces of gold, subject to adjustment as contemplated by the terms of the Gold Prepay Agreement. As the funding from Orion did not occur until April 2022, payment for the delivery of 1,600 ounces for the quarter ending March 31, 2022 was offset against the $45 million of proceeds received from Orion.

Under the Silver Purchase Agreement, commencing April 30, 2022, i-80 Gold will deliver to Orion 100% of the silver production from the Granite Creek and Ruby Hill projects until the delivery of 1.2 million ounces of silver, after which the delivery will be reduced to 50% until the delivery of an aggregate of 2.5 million ounces of silver, after which the delivery will be reduced to 10% of the silver production solely from the Ruby Hill Project. Orion will pay i-80 Gold an ongoing cash purchase price equal to 20% of the prevailing silver price. Until the delivery of an aggregate of 1.2 million ounces of silver, i-80 Gold is required to deliver the following minimum amounts of silver in each calendar year: (i) in 2022, 300,000 ounces, (ii) in 2023, 400,000 ounces, (iii) in 2024, 400,000 ounces, and (iv) in 2025, 100,000 ounces. Upon a construction decision for the Ruby Hill project, comprised of one or both of the Ruby Deep or Blackjack Deposits, which construction decision is based on a feasibility study in form and substance satisfactory to Orion, acting reasonably, i-80 Gold will have the right to request an additional deposit from Orion in the amount of $50 million in aggregate in accordance with the terms of the Silver Purchase Agreement.

Both the Gold Prepay Agreement and the Silver Purchase Agreement were funded on April 12, 2022 with i-80 Gold receiving net proceeds of $71.6 million after netting the aforementioned March 31, 2022 gold delivery and closing costs as further described in Note 10 and Note 23 of these Financial Statements.

The main amendments reflected in the A&R Offtake Agreement include the increase in the term of the agreement to December 31, 2028, the inclusion of the Granite Creek and Ruby Hill projects, and the increase of the annual gold quantity to up to an aggregate of 37,500 ounces in respect of the 2022 and 2023 calendar years and up to an aggregate of 40,000 ounces in any calendar year after 2023.

Additionally, in connection with the Gold Prepay Agreement, the Company issued to Orion the Warrants to purchase up to 5,500,000 common shares of the Company. The Warrants may be exercised at any time at an exercise price of C$3.275 per common share until December 13, 2024.

(e)COVID-19

The Company continually monitors guidance from the United States Department of Health and Human Services' Centers for Disease Control and Prevention (“CDC”), and mandates issued by the State of Nevada to mitigate the effects of COVID-19 at all of its mine sites and corporate office locations.

Other than the macro-economic impact of inflationary pressure and supply chain challenges, operating activities at Lone Tree, Granite Creek, Ruby Hill and McCoy-Cove are continuing with no significant interruptions to date from COVID-19. The extent to which COVID-19 will impact the Company’s operations in the future remains highly uncertain and cannot be accurately estimated at the present time.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
2.SIGNIFICANT ACCOUNTING POLICIES

(a)Basis of Preparation and Statement of Compliance

These unaudited condensed consolidated interim financial statements (the "Financial Statements") have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed or omitted and these Financial Statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2021.

The Financial Statements and management's discussion and analysis of the Company for the period ended September 30, 2022, were approved and authorized for issuance by the Board of Directors on November 8, 2022.

The accounting policies applied in the preparation of these Financial Statements are consistent with those applied and disclosed in the Company's audited financial statements for the year ended December 31, 2021, and as discussed below.

(b)Basis of consolidation

The Financial Statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved when the Company is exposed to variable returns and has the ability to affect those returns through power to direct the relevant activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries will be de-consolidated from the date that control ceases.

Subsidiary	Percentage of ownership	Property	Principle activity
Premier Gold Mines USA Inc.	100%	Holding	Mineral exploration
Premier Gold Mines Nevada Inc.	100%	Inactive	Mineral exploration
Au-reka Gold Corporation	100%	McCoy-Cove	Pre-development
Premier Goldbanks LLC	100%	Inactive	Mineral exploration
Goldcorp Dee LLC	100%	Lone Tree; Buffalo Mountain	Production; Exploration
Premier Rye LLC	100%	Inactive	Mineral exploration
Osgood Mining Company LLC	100%	Granite Creek	Development
Ruby Hill Mining Company LLC	100%	Ruby Hill	Production

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between the companies. Where unrealized losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Company. Profit or loss and other comprehensive income of subsidiaries acquired or disposed of during the period are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

(c)Functional and presentation currency

The functional currency of the Company is the United States dollar ("USD" or "US dollars") which reflects the underlying transactions, events and conditions that are relevant to the entity. Management considers primary and secondary indicators in determining functional currency including the currency that influences sales prices, labor, purchases and other costs. Other indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operations are usually retained.

Reference to $ or USD is to US dollars, reference to C$ or CAD is to Canadian dollars.

(d)Significant accounting judgements and estimates

The preparation of these Financial Statements in accordance with IFRS requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities, disclosure of commitments and contingent liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from these estimates.

The significant judgments and estimates used in the preparation of these Financial Statements that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities and earnings within the next financial year were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2021.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
3.ADOPTION OF NEW ACCOUNTING STANDARDS

New Accounting Standards and Interpretations not yet Adopted

IAS 1 - Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective January 1, 2023 with early adoption permitted. The amendments are required to be adopted retrospectively. The Company does not anticipate any significant impact from these amendments on the financial statements as a result of initial application.

Amendments to IAS 12 and IFRS 1 – Deferred taxes related to assets and liabilities arising from a single transaction

In May 2021, the IASB issued amendments to IAS 12 - Income Taxes, which requires companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. The Company does not expect a material impact from this amendment on the financial statements as a result of the initial application.

4.DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

In October 2021, the Company and NGM completed an exchange agreement whereby the Company acquired the Lone Tree and Buffalo Mountain properties in exchange for the Company’s 40% interest in the South Arturo property. As a result, assets and liabilities allocable to the South Arturo assets were classified as a disposal group held for sale. Revenue and expenses, gains and losses relating to the discontinuation of South Arturo have been eliminated from profit or loss from the Company’s continuing operations and are shown as a single line item in the statement of profit or loss in the comparative period.

Operating profit of the South Arturo asset classified as held for sale is summarized as follows:

	Three months ended September 30, 2021	Nine months ended September 30, 2021
Revenue	$8,166	$31,991
Cost of sales	(4,374)	(17,207)
Depletion, depreciation and amortization	(467)	(1,691)
Mine operating income from discontinued operations	3,325	13,093

Expenses
Exploration, evaluation and pre-development	560	1,034
General and administrative	1	169
Income from discontinued operations before the following	2,764	11,890

Environmental rehabilitation accretion	(15)	(44)
Other	(14)	(39)
Other income / (expense)	(29)	(83)

Income from discontinued operations before income taxes	2,735	11,807
Current tax expense	(137)	(253)
Income from discontinued operations for the period	$2,598	$11,554

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)

The carrying amounts of assets and liabilities in this disposal group are summarized as follows:

October 14, 2021
ASSETS
Current assets
Cash and cash equivalents	$3,361
Inventory	3,184
Total current assets	6,545
Non-current assets
Restricted cash and cash equivalents	5,483
Long-term inventory	3,125
Property, plant and equipment	35,710
Total non-current assets	44,318
Total assets	$50,863

LIABILITIES
Current liabilities
Accounts payable	$3,539
Accrued liabilities	26
Taxes payable	111
Current provision for environmental rehabilitation	4
Total current liabilities	3,680
Non-current liabilities
Deferred taxes	897
Provision for environmental rehabilitation	3,467
Total non-current liabilities	4,364
Total liabilities	$8,044

5.INVENTORY
Inventory relates to heap leach mineralized material and loaded carbon at Ruby Hill and Lone Tree. The amount of inventory recognized as an expense in cost of sales for the three and nine months ended September 30, 2022 was $9.8 million and $15.3 million respectively (nil and nil, respectively, for the three and nine months ended September 30, 2021).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
6.OTHER ASSETS

	September 30, 2022	December 31, 2021
2766604 Ontario Ltd (i)	$1,285	$2,650
Gold Prepay Agreement embedded derivative (ii)	7,120	—
Silver Purchase Agreement embedded derivative (iii)	11,421	—
Total other assets	19,826	2,650
Less current portion	5,538	2,650
Long-term portion	$14,288	$—

(i)    On May 11, 2021, the Company completed a subscription agreement to purchase common shares (the “Purchased Securities”) from
2766604 Ontario Ltd. (the “Issuer”), whereby the Company agreed to purchase 800,000 common shares at a price of C$1.00 per common share for aggregate of C$0.80 million. On December 3, 2021, the Company completed an additional subscription agreement to purchase 800,000 common shares at a price of C$2.10 per common share for aggregate of C$1.68 million, bringing the Company's total investment to C$2.48 million ($1.95 million). On April 25, 2022, shares of the Issuer were listed and posted for trading on the TSXV under the symbol “CORE.V”. The Company records its investment in the Issuer at fair value further described in Note 23(d) of these Financial Statements. At September 30, 2022, the fair value of the Company's investment in the Issuer was C$1.76 million ($1.29 million).

(ii)    The asset balance represents the embedded derivative in relation to the fixed gold price included in the Gold Prepay Agreement as further described in Note 1(d), Note 10(iv), and Note 23(d) of these Financial Statements. The Company recognizes the embedded derivative at fair value with changes in fair value recognized in profit or loss. For the nine months ended September 30, 2022, the Company recorded a fair value gain related to the valuation of the embedded derivative of $7.1 million through the statement of income as further described in Note 18 of these financial statements. As of September 30, 2022 the current portion of the Gold Prepay Agreement embedded derivative was $2.6 million.

(iii)    The asset balance represents the embedded derivative in relation to the silver price included in the Silver Purchase Agreement as further described in Note 1(d), Note 10 (v), and Note 23(d) of these Financial Statements. The Company recognizes the embedded derivative at fair value with changes in fair value recognized in profit or loss. For the nine months ended September 30, 2022, the Company recorded a fair value gain related to the valuation of the embedded derivative of $11.4 million through the statement of income as further described in Note 18 of these financial statements. As of September 30, 2022 the current portion of the Silver Purchase Agreement embedded derivative was $1.7 million.

7.LONG-TERM RECEIVABLE

The receivable in the comparative period is Alternative Minimum Tax ("AMT") recoverable due to the enactment of U.S. Tax Reform legislation on December 22, 2017. The Company had a total of $1.43 million in AMT credits as a result of the Corona Virus Aid, Relief, and Economic Security ("CARES") Act which was enacted March 27, 2020. During the third quarter of 2022, the Company recovered the balance receivable plus accrued interest.

8.RESTRICTED CASH AND CASH EQUIVALENTS

Property	September 30, 2022	December 31, 2021
McCoy-Cove, Nevada (i)	$1,955	$600
Lone Tree, Nevada (ii)	25,697	25,593
Ruby Hill, Nevada (iii)	4,591	4,584
Granite Creek, Nevada (iv)	466	—
Total restricted cash and cash equivalents	$32,709	$30,777

(i)The Company has $2.0 million in restricted cash relating to the reclamation of the Company's McCoy-Cove property.

(ii)The Company has $25.7 million in restricted cash relating to the reclamation of the Company's Lone Tree property.

(iii)     The Company has $4.6 million in restricted cash relating to the reclamation of the Company's Ruby Hill property.

(iv)     The Company has $.5 million in restricted cash relating to the reclamation of the Company's Granite Creek property.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
9.PROPERTY, PLANT AND EQUIPMENT

Cost	Mine properties (i)	Development properties (ii)	Exploration, evaluation and pre-development properties (iii)	Buildings, plant and equipment	Total
Balance as at January 1, 2021	$96,537	$30,902	$52,463	$18,490	$198,392
Additions	3,677	69,049	169,195	199,952	441,873
Disposals	—	—	—	(3)	(3)
IFRS 16 Right of Use assets	—	—	—	634	634
Change in estimate of provision for environmental rehabilitation	—	318	1,762	—	2,080
Transfers	(355)	2,703	(200)	(2,148)	—
Adjustments	—	—	—	(26)	(26)
Classified as held for sale	(97,699)	(26,587)	—	(10,658)	(134,944)
Balance as at December 31, 2021	2,160	76,385	223,220	206,241	508,006
Additions	—	23,677	—	13,521	37,198
Disposals	—	—	—	(24)	(24)
IFRS 16 Right of Use assets	—	—	—	126	126
Change in estimate of provision for environmental rehabilitation	—	(472)	(14,200)	—	(14,672)
Balance as at September 30, 2022	$2,160	$99,590	$209,020	$219,864	$530,634

Accumulated depreciation and impairment
Balance as at January 1, 2021	$93,298	$—	$—	$4,938	$98,236
Depletion, depreciation and amortization	2,877	—	—	3,481	6,358
Disposals	—	—	—	(3)	(3)
Classified as held for sale	(94,015)	—	—	(5,219)	(99,234)
Balance as at December 31, 2021	2,160	—	—	3,197	5,357
Depletion, depreciation and amortization	—	—	—	4,893	4,893
Disposals	—	—	—	(22)	(22)
Balance as at September 30, 2022	$2,160	$—	$—	$8,068	$10,228

Carrying amounts
Balance, December 31, 2021	$—	$76,385	$223,220	$203,044	$502,649
Balance as at September 30, 2022	$—	$99,590	$209,020	$211,796	$520,406

(i)Mine properties:

Property	January 1, 2021	Additions	Transfers	Depletion	Classified as held for sale	December 31, 2021
Ruby Hill, Nevada[1]	$—	$2,160	$—	$(2,160)	$—	$—
South Arturo, Nevada [2]	3,239	1,517	(355)	(717)	(3,684)	—
Total	$3,239	$3,677	$(355)	$(2,877)	$(3,684)	$—

(ii)Development properties:

Property	January 1, 2022	Additions	Change in estimate of environmental provision	Transfers	Classified as held for sale	September 30, 2022
South Arturo, Nevada	$—	$—	$—	$—	$—	$—
Granite Creek, Nevada	76,385	23,677	(472)	—	—	99,590
Total	$76,385	$23,677	$(472)	$—	$—	$99,590

1 The Ruby Hill property relates to the Archimedes open pit, fully depleted in Q4 2021.
2 The South Arturo property was disposed of October 14, 2021, as part of the Asset Exchange with NGM.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)

Property	January 1, 2021	Additions	Change in estimate of environmental provision	Transfers	Classified as held for sale	December 31, 2021
South Arturo, Nevada	$23,402	$482	$—	$2,703	$(26,587)	$—
Granite Creek, Nevada	7,500	68,567	318	—	—	76,385
Total	$30,902	$69,049	$318	$2,703	$(26,587)	$76,385

(iii)Exploration, evaluation and pre-development properties:

Property	January 1, 2022	Additions	Change in estimate of environmental provision	Transfers	Classified as held for sale	September 30, 2022
McCoy-Cove, Nevada	$54,105	$—	$(1,314)	$—	$—	$52,791
Ruby Hill, Nevada	103,594	—	(2,335)	—	—	101,259
Lone Tree, Nevada	65,521	—	(10,551)	—	—	54,970
Total	$223,220	$—	$(14,200)	$—	$—	$209,020

Property	January 1, 2021	Additions	Change in estimate of environmental provision	Transfers	Classified as held for sale	December 31, 2021
McCoy-Cove, Nevada	$52,213	$—	$1,842	$50	$—	$54,105
Ruby Hill, Nevada	—	103,674	(80)	—	—	103,594
Rodeo Creek, Nevada	250	—	—	(250)	—	—
Lone Tree, Nevada	—	65,521	—	—	—	65,521
Total	$52,463	$169,195	$1,762	$(200)	$—	$223,220

(iv)Depreciation, depletion and amortization on property, plant and equipment during the three and nine months ended September 30, 2022 and 2021 include amounts allocated to:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Depreciation, depletion and amortization	$2,126	$—	$2,949	$—
Recorded in exploration, evaluation and pre-development	118	50	349	141
Recorded in general and administrative	93	30	254	88
Depreciation, depletion and amortization in discontinued operations	—	467	—	1,691
	2,337	547	3,552	1,920
Inventory movement	(379)	(79)	1,341	(201)
Total depletion, depreciation and amortization	$1,958	$468	$4,893	$1,719

(v)The Company’s leased assets include buildings and vehicles. Right-of-use assets include:

	Buildings	Equipment	Vehicles	Total
As at December 31, 2020	$91	$—	$3	$94
Additions	635	—	—	635
Terminations	26	—	—	26
Depreciation	118	—	3	121
As at December 31, 2021	582	—	—	582
Additions	—	127	—	127
Depreciation	159	38	—	197
As at September 30, 2022	$423	$89	$—	$512

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(a)Impairment

The Company regularly reviews the carrying amount of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. Mineral property interests are tested for impairment when events or changes in circumstances indicate that their carrying amount may not be recoverable. In the absence of other factors, a mineral property that has not been actively explored within the past three years and for which no future exploration plans exist will be considered to be impaired. There were no impairments recorded for the nine months ended September 30, 2022, and 2021.

(b)Acquisitions and option agreements

Granite Creek Project

As disclosed in Note 1(b) the Granite Creek Project was acquired through the acquisition agreement with Osgood and Christison. The purchase price paid in 2021 was a combination of non-cash shares and warrants of $38.0 million and cash of $23.2 million. In 2020, $2.3 million in cash was paid on deposit to Waterton on the purchase of Osgood; and $7.5 million in cash was paid for the Christison Project, which was transferred into the Granite Creek Project in 2021.

On May 6, 2022, the Company entered into an agreement to acquire strategic land sections adjoining the Company’s Granite Creek Property from NGM. The total consideration for the purchase of the property sections consists of a cash payment of $4 million and the inclusion of the acquired sections into the existing 10% net profits royalty that NGM currently holds on the existing property.

In September 2022, the Company paid to Waterton $5.0 million as part of the contingent value rights payment due upon the public announcement of a positive production decision related to the Granite Creek Project, as further described in Note 1(b) of these Financial Statements.

Tabor Exploration and Option Agreement

On August 24, 2020, the Company through its wholly owned subsidiary AuReka Gold Corporation entered into an option agreement with Renaissance Exploration, Inc. to acquire a 100% interest in the Tabor Project located in Esmeralda County, Nevada. The option agreement is subject to a firm commitment to spend $0.3 million towards exploration activities by the one-year anniversary date that the Company acquires an exploration permit on the property plus initial earn-in option payments of $5.2 million.

(c)Summary of mineral property Net Smelter Return ("NSR") royalties (as at September 30, 2022)

Active properties	NSR (i)
McCoy-Cove, Nevada	1.5% NSR Maverix Metals Inc.
2% NSR Maverix Metals Inc.
Tabor, Nevada	3% NSR Renaissance
Granite Creek	1-4% NSR Royal Gold/D.M. Duncan
3-5% NSR Royal Gold/D.M. Duncan
2% NSR Franco-Nevada/S&G Pinson
Portions of 7.5% NSR Stoffer/Noceto/Phillips
2% NSR Stoffer/Noceto/Phillips/Murphy/Christison
10% NPI Nevada Gold Mines
2% Newmont Capital Limited
Lone Tree	3% NSR
5% NSR VEK/Andrus
1% NSR Franco-Nevada Mining Corporation, Inc.
4-5% NSR Marigold Mining Company
5% NSR Richardson
5% NSR BTF Properties
Ruby Hill	2.5% NSR Placer Dome U.S. Inc.
3% Biale Trust
4% NSR Asarco Incorporated
3% RG Royalties
Inactive properties	NSR
Rodeo Creek, Nevada	2% NSR Nevada Select Royalty Inc
South Arturo, Nevada	4-9% Annual minimum royalty Franco-Nevada Corporation

(i)These royalties are tied to specific mining claims and may not apply to the entire property.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
10.LONG-TERM DEBT

	Orion convertible credit (i)	Sprott convertible credit (ii)	Stream Agreement (iii)	Gold Prepay Agreement (iv)	Silver Purchase Agreement (v)	Other (vi), (vii)	Total
As at January 1, 2021	$—	$—	$—	$—	$—	$105	$105
Fair value on inception	32,745	7,634	853	—	—	—	41,232
Loan advance	—	—	—	—	—	20,750	20,750
Additions and adjustments	—	—	—	—	—	799	799
Principal repayment	—	—	(11)	—	—	(20,859)	(20,870)
Disposals	—	—	(897)	—	—	—	(897)
Fair value adjustments	—	—	55	—	—	—	55
Finance charge	211	51	—	—	—	—	262
As at December 31, 2021	32,956	7,685	—	—	—	795	41,436
Fair value on inception	—	—	—	41,737	29,889	—	71,626
Additions and adjustments	—	—	—	—	—	199	199
Amortization of finance costs	241	—	—	30	—	—	271
Principal repayment	—	—	—	(10,306)	(74)	(232)	(10,612)
Finance charge	4,835	907	—	4,515	1,737	—	11,994
As at September 30, 2022	$38,032	$8,592	$—	$35,976	$31,552	$762	$114,914
Less current portion	—	—	—	8,951	2,873	393	12,217
Long-term portion	$38,032	$8,592	$—	$27,025	$28,679	$369	$102,697

(i)Orion convertible credit

On December 13, 2021, the Company entered into a Convertible Credit Agreement with Orion to borrow $50 million. The Orion convertible credit bears interest at a rate of 8.0% annually and matures on December 13, 2025. The Orion convertible credit contains a change of control feature, a conversion feature, and a forced conversion feature that are considered embedded derivatives by the Company. The change of control feature and conversion feature are classified as derivative financial liabilities, measured at FVTPL, whereas the forced conversion feature is classified as an equity instrument measured at fair value on inception and is not subsequently remeasured. During the period ended September 30, 2022, none of the features were exercised. The derivative financial liability was recorded at $13.6 million at inception and $11.3 million at September 30, 2022 ($18.5 million at December 31, 2021). For the nine months ended September 30, 2022, the Company recorded a fair value gain related to the valuation of the embedded derivatives of $7.2 million through the statement of income as further described in Note 18 of these financial statements. The equity instrument was recorded at $2.0 million at inception and period end.

The Orion convertible note is presented in the balance sheet as follows:

	September 30, 2022	December 31, 2021
Opening balance	$32,956	$—
Fair value of notes issued	—	50,000
Other liabilities	—	(17,230)
Other equity securities	—	2,029
Deferred financing costs and other	—	(2,054)
	$32,956	$32,745
Amortization of finance costs	241	—
Finance expense	4,835	211
Non-current liability	$38,032	$32,956

Interest expense is calculated by applying the effective interest rate of 18.90% to the host liability component. Interest expense is included in finance expense.

The initial fair value of the liability portion of the convertible loan was determined using a market interest rate for an equivalent non- convertible loan at the issue date. The liability is subsequently recognized on an amortized cost basis until extinguished on control, conversion or maturity of the loan. The remainder of the proceeds, after removing components classified as liabilities, is allocated to the forced conversion option and recognized in shareholder's equity, net of income tax, and not subsequently remeasured.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(ii)Sprott convertible credit

On December 10, 2021, the Company entered into a Convertible Credit Agreement with Sprott to borrow $10 million. The Sprott convertible credit bears interest at a rate of 8.0% annually and matures on December 9, 2025. The Sprott convertible credit contains a change of control feature, a conversion feature, and a forced conversion feature that are considered embedded derivatives by the Company. The change of control feature and conversion feature are classified as derivative financial liabilities, measured at FVTPL whereas the forced conversion feature is classified as an equity instrument measured at fair value on inception and is not subsequently remeasured. During the period ended September 30, 2022, none of the features were exercised. The derivative financial liability was recorded at $2.7 million at inception and $2.0 million at September 30, 2022 ($3.9 million at December 31, 2021). For the nine months ended September 30, 2022, the Company recorded a fair value gain related to the valuation of the embedded derivatives of $1.9 million through the statement of income as further described in Note 18 of these financial statements. The equity instrument was recorded at $0.4 million at inception and period end.

The Sprott convertible note is presented in the balance sheet as follows:

	September 30, 2022	December 31, 2021
Opening balance	$7,685	$—
Fair value of notes issued	—	10,000
Other financial liabilities	—	(2,733)
Other equity securities	—	367
	$7,685	$7,634
Finance expense	907	51
Non-current liability	$8,592	$7,685

Interest expense is calculated by applying the effective interest rate of 14.92% to the host liability component. Interest expense is included in finance expense.

The initial fair value of the liability portion of the convertible loan was determined using a market interest rate for an equivalent non- convertible loan at the issue date. The liability is subsequently recognized on an amortized cost basis until extinguished on control, conversion or maturity of the loan. The remainder of the proceeds, after removing components classified as liabilities, is allocated to the forced conversion option and recognized in shareholder's equity, net of income tax, and not subsequently remeasured.

(iii)Stream Agreement

The Stream Agreement was tied to production from South Arturo and as part of the Asset Exchange with NGM the fair value as of October 14, 2021, was included in the disposal group classified as held for sale.

On April 7, 2021, the Company entered into a Stream Agreement with Nomad, whereby the Company will deliver from South Arturo to Nomad (i) 100% of the refined silver from minerals from the main stream area, and (ii) 50% of the refined silver from the exploration stream area. Nomad will pay an ongoing cash purchase price equal to 20% of the silver market price on the day immediately preceding the date of delivery. Following the delivery of an aggregate amount of refined silver equal to $1.0 million to Nomad under the Stream Agreement, Nomad will continue to purchase the refined silver at an ongoing cash purchase price equal to 20% of the prevailing silver price. The principal repayment on the liability is variable based on 80% of the silver price applied to ounces delivered under the contract. The Stream Agreement is unsecured and the initial term of the agreement is 40 years.

The liability has been recorded as a reduction in the equity issued on the spin-out of Premier USA to the Company as the agreement resulted from the Silver Stream Agreement with Nomad that existed with Premier prior to the spin-out. The initial fair value of the Stream Agreement recognized on inception was $0.9 million.

(iv)Gold Prepay Agreement

On December 13, 2021, The Company entered into a Gold Prepay Agreement with Orion. In April 2022, the Gold Prepay Agreement was amended as further described in Note 1(d) of these Financial Statements. Under the terms of the amended Gold Prepay Agreement, in exchange for $41.9 million, the Company is required to deliver to Orion 3,100 troy ounces of gold for the quarter ending June 30, 2022, and thereafter, 2,100 troy ounces of gold per calendar quarter until September 30, 2025, for aggregate deliveries of 30,400 troy ounces of gold. As of September 30, 2022, the Company had delivered 5,200 troy ounces of gold towards the Gold Prepay Agreement with Orion, leaving 25,200 ounces remaining to be delivered under the agreement.

The Gold Prepay Agreement is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded gold price within the agreement that is measured at FVTPL each reporting period, as further described in Note 6(ii) and Note 23(d) of these Financial Statements.

Interest expense is calculated by applying the effective interest rate of 24.48% to the financial liability. Interest expense is included in finance expense.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(v)Silver Purchase Agreement

On December 13, 2021, in exchange for $30 million, the Company entered into a Silver Purchase Agreement with Orion. Under the Silver Purchase Agreement, commencing April 30, 2022, the Company will deliver to Orion 100% of the silver production from the Granite Creek and Ruby Hill projects until the delivery of 1.2 million ounces of silver, after which the delivery will be reduced to 50% until the delivery of an aggregate of 2.5 million ounces of silver, after which the delivery will be reduced to 10% of the silver production solely from Ruby Hill Project. Orion will pay the Company an ongoing cash purchase price equal to 20% of the prevailing silver price. Until the delivery of an aggregate of 1.2 million ounces of silver, the Company is required to deliver the following minimum amounts of silver in each calendar year: (i) in 2022, 300,000 ounces, (ii) in 2023, 400,000 ounces, (iii) in 2024, 400,000 ounces, and (iv) in 2025, 100,000 ounces. The Silver Purchase Agreement was funded April 2022.

The Silver Purchase Agreement is recognized as a financial liability at amortized cost and it contains two embedded derivatives as further described in Note 6(iii) and Note 23 (d) of these Financial Statements.

Interest expense is calculated by applying the effective interest rate of 12.28% to the financial liability. Interest expense is included in finance expense.

(vi)Equinox loan agreement

In the first quarter of 2021, Equinox Gold advanced to the Company a $20.8 million bridge loan that the Company then advanced to Premier USA for the purposes of making a deposit with affiliates of Waterton in partial satisfaction of the purchase price payable to Waterton for the acquisition of the Granite Creek Project as further described in Note 1(b) of these Financial Statements. The loan matured April 16, 2021, 10 days following the closing of the arrangement and bore interest at a rate of 5% per annum payable in arrears on the maturity date. The loan was secured against the assets of the Company, Premier and Premier USA, and subordinated to the security of Premier's existing secured creditors. The loan matured and the principal balance of $20.8 million along with accrued interest of $0.06 million was repaid through a combination of the Equinox Gold subscription receipts in the amount of $19.2 million and the remainder in cash following the closing of the Transaction.

(vii)Lease liability

Lease liabilities relate to lease on a building which have a remaining lease term of three years and an interest rate at 3.3% over the term of the lease.

The schedule of undiscounted lease payment obligations is as follows:

September 30, 2022
Less than one year	$342
One to three years	232
Total undiscounted lease liabilities	$574

11.PROVISION FOR ENVIRONMENTAL REHABILITATION

The Company's provision for environmental rehabilitation results from mining equipment and previously mined property interests. The provision consists primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for decommissioning the mill complex and related infrastructure, physical and chemical stability of the tailings area and, post-closure site security and monitoring costs. The Company considers such factors as changes in laws and regulations, and requirements under existing permits in determining the estimated costs. Such analysis is performed on an on-going basis.

The Company estimates that the undiscounted un-inflated value of the cash flows required to settle the provision is $5.5 million for the McCoy-Cove property, $2.0 million for the Granite Creek property, $51.5 million for the Lone Tree property and $21.4 million for the Ruby Hill property. In calculating the best estimate of the Company's provision, management used risk-free interest rates ranging from 2.98% to 3.38%. A reconciliation of the discounted provision is provided below:

	McCoy-Cove	Granite Creek	Lone Tree	Ruby Hill	Total
Balance as at January 1, 2022	$6,684	$2,394	$60,592	$23,179	$92,849
Change in estimate capitalized	(1,314)	(472)	(10,551)	(2,335)	(14,672)
Accretion expense	159	55	1,437	599	2,250
Balance as at September 30, 2022	5,529	1,977	51,478	21,443	80,427
Long-term portion	$5,529	$1,977	$51,478	$21,443	$80,427

	South Arturo	McCoy-Cove	Granite Creek	Lone Tree	Ruby Hill	Total
Balance as at January 1, 2021	$3,427	$4,728	$—	$—	$—	$8,155
Acquisitions	—	—	2,051	60,475	23,208	85,734
Change in estimate capitalized	—	1,842	318	—	(80)	2,080
Accretion expense	44	114	25	117	51	351
Disposal	(3,471)	—	—	—	—	(3,471)
Balance as at December 31, 2021	—	6,684	2,394	60,592	23,179	92,849
Long-term portion	$—	$6,684	$2,394	$60,592	$23,179	$92,849

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
12.OTHER LIABILITIES

	September 30, 2022	December 31, 2021
Warrant liability (i)	$5,156	$15,465
Share-based payment liability (ii)	484	—
Orion - Conversion and change of controls rights (iii)	11,322	18,534
Sprott - Conversion and change of controls rights (iii)	2,006	3,895
Deferred consideration (iv)	44,984	42,543
Offtake liability (v)	730	730
Total other liabilities	64,682	81,167
Less current portion	26,611	15,795
Long-term portion	$38,071	$65,372

(i)Warrant liability

In connection with the Plan of Arrangement with Equinox discussed in Note 1 (a) of these Financial Statements, the Company issued
7.73 million Common Share Purchase Warrants (“warrants”) which are exercisable into one fully paid and non-assessable common share of the Company at an exercise price of C$3.64 per share until October 7, 2022. The warrants included a four month hold period. The initial fair value3 of the warrants recognized on inception was $2.9 million and at September 30, 2022 nil ($2.2 million at December 31, 2021).

In connection with the Transaction, the Company assumed a warrant liability for 40% of 2 million Premier warrants that were outstanding with Orion Mine Finance on the date of the Transaction. On the exercise of the warrants, the Company will issue 800,000 shares of the Company in settlement. The liability has been recorded as a reduction in the equity issued on the spin-out of Premier USA to the Company. The initial fair value1 of the replacement warrants recognized on inception was $0.5 million and at December 31, 2021, was $0.8 million. The warrants were exercised during the first quarter of 2022.

In connection with the Acquisition of Osgood as further described in Note 1(b) of these Financial Statements, the Company issued
12.1 million warrants which are exercisable into one fully paid and non-assessable common share of the Company at an exercise price of C$3.64 per share until April 14, 2024. The warrants included a four month hold period. The initial fair value1 of the warrants recognized on inception was $6.1 million and at September 30, 2022 $3.0 million ($8.9 million at December 31, 2021).

In connection with the financing as further described in Note 1(d) of these Financial Statements, the Company issued 5.5 million common share warrants exercisable at C$3.275 per share with an exercise period of 36 months or until December 13, 2024. The initial fair value of the warrants recognized on inception was $3.5 million and at September 30, 2022 $2.1 million ($3.5 million at December 31, 2021).

The warrants are considered derivatives because their exercise price is in C$ whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as liabilities at fair value with changes in fair value recognized in profit or loss. For the nine months ended September 30, 2022, the Company recognized a gain on the revaluation of the liability of $9.7 million through the statement of income as further described in Note 18 of these financial statements.

The fair value of the warrants were calculated using the Black-Scholes option pricing model, or a Monte Carlo simulation model, if applicable taking into the account the four months hold restriction, and with the following weighted average assumptions:

	September 30, 2022	December 31, 2021
Risk free rate	3.49% to 3.78%	0.18% to 0.69%
Warrant expected life	1 to 27 months	4 to 30 months
Expected volatility	46.49% to 51.99%	50% to 57%
Expected dividend	0%	0%
Share price	C$2.44	C$3.11

As of September 30, 2022, there were 25,299,806 warrants outstanding (26,099,806 at December 31, 2021).

(ii)Share-based payment liability

The Company recognized a share-based payment liability of $0.5 million at September 30, 2022 (nil at December 31, 2021) under the Company's restricted and deferred share unit plans as discussed in Note 13(e) of these Financial Statements. The current portion of the liability is $0.2 million at September 30, 2022 (nil at December 31, 2021) representing the cash settlement expected on the next vesting date.

3 The initial fair value of the warrants issued in April 2021, were calculated using Premier's share price volatility, and at September 30, 2022, and December 31, 2021, using i-80 Gold's share price volatility.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(iii)Conversion and change of controls right

The financial liability represents the conversion and change of control rights included in the Orion and Sprott Convertible Loans as further described in Note 1(d), Note 10 and Note 23(d) of these Financial Statements.

(iv)Deferred consideration

In connection with the acquisition of Ruby Hill the Company recorded a financial liability associated with the milestone payments subject to an early prepayment option, as further described in Note 1(b) of these Financial Statements. The Company recognizes the liability at fair value with changes in fair value recognized in profit or loss. The initial fair value of the liability recognized on inception was $41.9 million and $45.0 million at September 30, 2022 ($42.5 million at December 31, 2021). For the nine months ended September 30, 2022, the Company recognized a loss on the revaluation of the liability of $2.4 million through the statement of income as further described in Note 18 of these financial statements.

(v)Offtake liability

The financial liability represents the gold look back component of the offtake agreement discussed in Note 1(b) and Note 23 of these Financial Statements.

13.SHARE CAPITAL

(a)Authorized share capital

At September 30, 2022, the authorized share capital consisted of an unlimited number of common shares without par value.

(b)Issued share capital

On April 7, 2021, just prior to the completion of the Arrangement discussed in Note 1(a), the Company issued 137,624,461 common shares to Premier for the transfer of its investment in Premier USA to the Company for the carrying amount of its investment, C$189.2 million ($150.6 million) offset by C$5.5 million ($4.4 million) allocated to the equity settled employee benefits reserve for replacement options, C$1.1 million ($0.9 million) for the transfer of the South Arturo silver stream, C$0.7 million ($0.6 million) for transfer of the offtake agreement and C$0.7 million ($0.5 million) for replacement warrants issued pursuant to the arrangement.

On April 7, 2021, the Company issued 30,914,614 common shares at a price of C$2.60 per share for aggregate gross proceeds of approximately C$80.4 million ($60.8 million) for completing the private placement discussed in Note 1(a). This issuance also included the issuance of 7,728,654 share purchase warrants at an exercise price of C$3.64 with an expiration date of October 7, 2022. A cash commission was paid equal to 5.25% of the gross proceeds, other than (i) on proceeds from the sale of shares to Orion Mine Finance Group and any directors or officers of the Company or Premier for which the commission was reduced to 2.5% of the gross proceeds received and (ii) on proceeds from the sale of shares to Equinox, for which no commission was paid.

On April 14, 2021, the Company issued 13,036,846 common shares at a price of C$2.60 per common share for total gross proceeds of
$27.0 million (C$33.9 million) as part of the consideration on the acquisition of the Osgood Mining Company LLC property further discussed in Note 1(b).

On May 10, 2021, the Company issued 2,430,488 common shares at a price of C$2.50 per common share for total gross proceeds of
$5.0 million (C$6.1 million) as part of the consideration on the acquisition of the Christison properties, as discussed in Note 1(b).

On May 26, 2021, the Company issued 5,479,536 common shares at a price of C$2.60 per common share for aggregate gross proceeds of $11.8 million (C$14.2 million) in satisfaction of an anti-dilution right of Equinox contemplated in the Agreement and immediately prior to the closing of the Christison Acquisition.

On October 14, 2021, in connection with the Asset Exchange, the Company issued 22,757,393 common shares at a price of C$2.62 to NGM for gross proceeds of $47.4 million.

On October 14, 2021, the Company issued 8,784,122 common shares at a price of C$2.62 per common share for gross proceeds of
$18.3 million in connection with a private placement.

On October 14, 2021, the Company entered into a Subscription Agreement with Orion whereby Orion agreed to purchase 7,500,000 common shares of the Company for $15.6 million.

On October 18, 2021, the Company issued 3,191,358 common shares to Waterton as partial consideration for the acquisition of Ruby Hill of $8.0 million.

On October 21, 2021, the Company issued 839,799 common shares to Orion as a fee $1.75 million for the transfer of the Offtake Agreement in connection with the Asset Exchange.

On December 9, 2021, the Company issued 4,800,000 common shares at a price of C$2.62 for gross proceeds of $10.0 million to Equinox in satisfaction of an anti-dilution right within the Agreement.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
On January 31, 2022, in connection with the Arrangement and as further described in Note 12(i) of these Financial Statements, the Company issued 800,000 shares for share purchase warrants that were exercised in settlement of the warrant liability that was assumed for 40% of 2 million Premier warrants that were outstanding with Orion Mine Finance on the date of the Arrangement.

During the first quarter of 2022, the Company issued 606,800 shares for stock options exercised and during the second quarter a further 248,000 were issued. There were no stock options exercised during the third quarter.

(c)Share option plan

The Company has a share option plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Company. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 10% in the aggregate and 1% with respect to any one optionee of the number of issued and outstanding common shares of the Company at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by the Company's Board of Directors which cannot exceed ten years.

(d)Stock options

The continuity of the Premier stock options that were outstanding and subsequently settled in connection with the spin-out, the replacement options that were issued by the Company, and the new options granted in accordance with the Share Option Plan are as follows:

	Options Outstanding #	Weighted average price C$
Outstanding at January 1, 2021	3,244,000	2.15
Exercised	(62,000)	1.46
Expired	(9,000)	3.18
Outstanding at April 7, 2021	3,173,000	2.19
Settled in connection with Premier USA spin-out	(3,173,000)	2.19
Replacement options issued (Note 1(a))	5,722,000	1.88
Granted	2,975,000	2.74
Exercised	(1,345,200)	1.75
Expired	(662,800)	2.79
Outstanding at December 31, 2021	6,689,000	2.21
Granted	2,406,179	2.64
Exercised	(854,800)	2.40
Expired	(422,134)	2.69
Outstanding at September 30, 2022	7,818,245	2.29

The weighted average share price at the date of exercise for the nine months ended September 30, 2022 was C$2.80.

At September 30, 2022, the following options were outstanding, and outstanding and exercisable:

	Outstanding			Outstanding and exercisable
Exercise price CAD	Options #	Weighted average exercise price C$	Weighted average remaining life in years	Options #	Weighted average exercise price C$	Weighted average remaining life in years
$1.18 - $2.57	2,625,800	$1.44	2.10	2,600,800	$1.43	2.09
$2.58 - $2.64	2,081,345	$2.62	4.35	693,769	$2.62	4.35
$2.65 - $3.57	3,111,100	$2.79	3.19	2,690,800	$2.73	3.02
	7,818,245	$2.29	3.13	5,985,369	$2.15	2.77
Total vested stock options at September 30, 2022 were 5,985,369 with a weighted average exercise price of C$2.15 (5,086,500 at December 31, 2021 with a weighted average exercise price of C$2.12).

The Company applies the fair value method of accounting for all share-based compensation awards and accordingly, $1.6 million was recorded for options issued as compensation during the nine months ended September 30, 2022 ($1.8 million for the nine months ended September 30, 2021) per the table in (f) share-based payments below. The options had a weighted average grant date fair value of C$2.64 at September 30, 2022. As of September 30, 2022, there were 1,832,876 unvested stock options (1,602,500 at December 31, 2021).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions:

	September 30, 2022	December 31, 2021
Risk-free interest rate	1.55% to 3.19%	0.09% to 0.75%
Annualized volatility based on historic volatility	51% to 58%	32% to 62%
Expected dividend	Nil	Nil
Forfeiture rate	0% to 5.7%	Nil
Expected option life	3 years	4 years

(e)Restricted and Deferred Share Unit Plan

The Company adopted the Restricted Share Unit ("RSU") plan to allow the Board of Directors to grant its employees non-transferable share units based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period. Under the RSU plan, the awards can be equity or cash settled immediately upon vesting.

The Company adopted the Deferred Share Unit ("DSU") plan to grant members of its Board of Directors non-transferable share units based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period. DSUs must be retained until the Director leaves the Board, at which time the awards will be equity or cash settled.

For the period ended December 31, 2021, the RSUs were settled in shares of i-80 Gold and Equinox Gold and the corresponding liability was reversed in conjunction with the closing of the Arrangement discussed in Note 1(a).

The following table summarizes the continuity of the RSUs and DSUs for the period ended September 30, 2022:

	RSUs outstanding #	Weighted average RSU price C$	DSUs outstanding #	Weighted average DSU price C$
Outstanding at January 1, 2021	413,666	$3.01	—	$—
Settled in connection with Premier USA spin-out	(413,666)	1.38	—	—
Outstanding at December 31, 2021	—	—	—	—
Granted	772,170	2.62	162,387	2.70
Settled	(236,301)	2.25	—	—
Forfeited	(64,245)	2.62	—	—
Outstanding at September 30, 2022	471,624	$2.62	162,387	$2.70

As the options are expected to be settled in cash, at September 30, 2022 a current liability of $0.2 million and a long-term liability of $0.3 million was outstanding and included in other liabilities (nil outstanding at December 31, 2021). For the nine months ended September 30, 2022, $0.8 million has been recorded as an expense and included in share-based payments ($1.0 million for the nine months ended September 30, 2021). The total fair value of the vested and unvested RSUs and DSUs at September 30, 2022 was C$1.7 million (nil at December 31, 2021).

For purposes of the vesting of the RSUs and DSUs, the fair value of the liability was estimated using the share price of the valuation date and an expected weighted average forfeiture rate of nil.

(f) Share-based payments

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Stock option valuation	$312	$424	$1,611	$1,825
RSU valuation	159	—	849	980
Subtotal	$471	$424	$2,460	$2,805
Reversal of RSU liability	—	—	—	(413)
Total	$471	$424	$2,460	$2,392

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
14.BASIC AND DILUTED INCOME / (LOSS) PER SHARE

Basic income / (loss) per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the nine months ended September 30, 2022, and 2021. Diluted income / (loss) per share is based on the assumption that stock options and warrants that have an exercise price less than the average market price of the Company's common shares during the period have been exercised on the later of the beginning of the year and the date granted. Net income / (loss) and basic weighted average shares outstanding are reconciled to diluted net income / (loss) and diluted weighted average shares outstanding, respectively, as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Loss from continuing operations	$(11,272)	$(11,938)	$(15,260)	$(25,106)
Income from discontinued operations	—	2,598	—	11,554
Net loss for the period	(11,272)	(9,340)	(15,260)	(13,552)

Basic and diluted weighted average shares outstanding	240,368,617	190,764,885	239,992,077	121,292,230

Basic and diluted loss per share from continuing operations	(0.05)	(0.06)	(0.06)	(0.21)
Basic and diluted income per share from discontinued operations	—	0.01	—	0.10
Basic and diluted loss per share	$(0.05)	$(0.05)	$(0.06)	$(0.11)

7,818,245 stock options (Note 13(d)) and 25,299,806 warrants (Note 12(i)) were excluded from the computation of diluted weighted average shares outstanding for the three and nine months ended September 30, 2022 (6,244,000 and 20,599,806 respectively, for the three and nine months ended September 30, 2021), as their effect would be anti-dilutive.

15.SUPPLEMENTAL CASH FLOW INFORMATION

(i) The following table summarizes the increase and decrease in working capital:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Receivables	$4,227	$41	$1,327	$(55)
Receivable from related parties	—	—	—	(6)
Prepaids and deposits	1,425	(659)	1,142	(1,922)
Inventory	5,051	(3)	2,462	(3)
Accounts payable and accrued liabilities	(383)	1,985	(7,666)	3,899
Increase / (decrease) in working capital	$10,320	$1,364	$(2,735)	$1,913

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(ii) The following table summarizes non-cash items included in other income / (expense):

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Gain / (loss) on warrants	$849	$(3,633)	$9,749	$(3,098)
Gain / (loss) on fair value measurement of convertible loans derivative	(1,112)	—	9,101	—
Loss on deferred consideration	(806)	—	(2,441)	—
Gain / (loss) on investments	62	—	(1,167)	—
Gain on sales from Gold Prepay Agreement	688	—	1,142	—
Gain on fair value measurement of Gold Prepay derivative	3,036	—	7,120	—
Gain on fair value measurement of Silver Purchase derivative	2,297	—	11,421	—
Other	13	(15)	17	(39)
Total non-cash items included in other income / (expense)	$5,027	$(3,648)	$34,942	$(3,137)

16.EXPLORATION, EVALUATION AND PRE-DEVELOPMENT

(i) The following table summarizes the Company's exploration, evaluation and pre-development expenditures by property:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
McCoy-Cove, Nevada	$846	$181	$2,132	$904
Granite Creek, Nevada	2,660	2,944	13,350	4,952
Ruby Hill, Nevada	6,993	—	16,201	—
Other	299	5	501	84
Total exploration, evaluation and pre-development	$10,798	$3,130	$32,184	$5,940

(ii) The following table summarizes the Company's exploration, evaluation and pre-development expenditures by activity:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Drilling	$6,705	$1,937	$22,825	$2,868
Assays	1,409	122	3,066	122
Salaries and benefits	556	211	1,505	514
Field support	1,184	524	2,147	1,000
Operating supplies	462	40	1,149	110
Studies and permits	180	25	437	278
Consulting and professional fees	99	125	399	638
Claim Filing and Maintenance Fees	85	96	307	270
Depreciation & amortization	118	50	349	140
Total exploration, evaluation and pre-development	$10,798	$3,130	$32,184	$5,940

17.GENERAL AND ADMINISTRATIVE

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Corporate administration	$2,342	$907	$5,189	$1,711
Salaries and benefits	1,987	1,020	5,200	2,285
Professional fees	414	1,461	2,192	2,529
Total general and administrative	$4,743	$3,388	$12,581	$6,525

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
18.OTHER INCOME / (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Gain / (loss) on warrants	$849	$(3,633)	$9,749	$(3,098)
Gain / (loss) on fair value measurement of convertible loans derivative	(1,112)	—	9,101	—
Loss on deferred consideration	(806)	—	(2,441)	—
Loss on foreign exchange	(249)	(1,301)	(448)	(1,052)
Gain / (loss) on investments	62	—	(1,167)	—
Gain on sales from Gold Prepay Agreement	688	—	1,142	—
Gain on fair value measurement of Gold Prepay derivative	3,036	—	7,120	—
Gain on fair value measurement of Silver Purchase derivative	2,297	—	11,421	—
Other	(1,241)	71	(2,462)	103
Total other income / (expense)	$3,524	$(4,863)	$32,015	$(4,047)

19.FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Interest accretion on convertible loans	$1,974	$—	$5,742	$—
Interest accretion on Gold Prepay Agreement	2,318	—	4,515	—
Interest accretion on Silver Purchase Agreement	943	—	1,737	—
Amortization of finance costs	96	—	271	—
Environmental rehabilitation accretion	959	15	2,250	39
Interest paid	8	—	20	68
Total finance expense	$6,298	$15	$14,535	$107

20.SEGMENTED INFORMATION

Results of the operating segments are reviewed by the Company's chief operating decision makers ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. Each CODM is a member of the senior management team who rely on management positioned in each operating segment of the Company.

Operating mine property, development and exploration projects

The Company's operating segments are reported by operating mine properties and development and exploration projects. The results from operations for these reportable segments are summarized in the following tables:

	Continuing operations
Nine months ended September 30, 2022	Nevada Production[4]	Exploration and Development[5]	Corporate and other	Total	Discontinued operations	Total
Revenue	$25,311	$—	$—	$25,311	$—	$25,311
Cost of sales	(15,331)	—	—	(15,331)	—	(15,331)
Depletion, depreciation and amortization	(2,949)	—	—	(2,949)	—	(2,949)
Exploration, evaluation and pre-development	(16,726)	(15,489)	31	(32,184)	—	(32,184)
Overhead costs	(928)	(223)	(15,029)	(16,180)	—	(16,180)
Other income / (expense)	(5,078)	42	37,051	32,015	—	32,015
Finance expense	(2,036)	(215)	(12,284)	(14,535)	—	(14,535)
Income / (loss) before income taxes	(17,737)	(15,885)	9,769	(23,853)	—	(23,853)
Deferred tax recovery	—	—	8,593	8,593	—	8,593
Income / (loss) for the period	$(17,737)	$(15,885)	$18,362	$(15,260)	$—	$(15,260)

4 Includes Ruby Hill and Lone Tree
5 Includes Granite Creek and McCoy-Cove

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)

	Continuing operations
Nine months ended September 30, 2021	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total	Discontinued operations	Total
Revenue	$—	$—	$—	$—	$31,991	$31,991
Cost of sales	—	—	—	—	(17,207)	(17,207)
Depletion, depreciation and amortization	—	—	—	—	(1,691)	(1,691)
Exploration, evaluation and pre-development	—	(5,905)	(35)	(5,940)	(1,034)	(6,974)
Overhead costs	—	(276)	(13,359)	(13,635)	(169)	(13,804)
Other income / (expense)	—	10	(4,057)	(4,047)	(39)	(4,086)
Related party interest expense	—	—	(1,177)	(1,177)	—	(1,177)
Finance expense	—	(39)	(68)	(107)	(44)	(151)
Income / (loss) before income taxes	—	(6,210)	(18,696)	(24,906)	11,807	(13,099)
Current tax expense	—	—	(200)	(200)	(253)	(453)
Income / (loss) for the period	$—	$(6,210)	$(18,896)	$(25,106)	$11,554	$(13,552)

	Continuing operations
Three months ended September 30, 2022	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total	Discontinued operations	Total
Revenue	$16,065	$—	$—	$16,065	$—	$16,065
Cost of sales	(9,833)	—	(1)	(9,834)	—	(9,834)
Depletion, depreciation and amortization	(2,126)	—	—	(2,126)	—	(2,126)
Exploration, evaluation and pre-development	(7,320)	(3,509)	31	(10,798)	—	(10,798)
Overhead costs	(282)	(72)	(5,210)	(5,564)	—	(5,564)
Other income / (expense)	(2,227)	—	5,751	3,524	—	3,524
Finance expense	(872)	(86)	(5,340)	(6,298)	—	(6,298)
Income / (loss) before income taxes	(6,595)	(3,667)	(4,769)	(15,031)	—	(15,031)
Deferred tax recovery	—	—	3,759	3,759	—	3,759
Income / (loss) for the period	$(6,595)	$(3,667)	$(1,010)	$(11,272)	$—	$(11,272)

	Continuing operations
Three months ended September 30, 2021	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total	Discontinued operations	Total
Revenue	$—	$—	$—	$—	$8,166	$8,166
Cost of sales	—	—	—	—	(4,374)	(4,374)
Depletion, depreciation and amortization	—	—	—	—	(467)	(467)
Exploration, evaluation and pre-development	—	(3,129)	(1)	(3,130)	(560)	(3,690)
Overhead costs	—	(118)	(3,812)	(3,930)	(1)	(3,931)
Other income / (expense)	—	10	(4,873)	(4,863)	(14)	(4,877)
Related party interest expense	—	—	—	—	—	—
Finance expense	—	(15)	—	(15)	(15)	(30)
Income / (loss) before income taxes	—	(3,252)	(8,686)	(11,938)	2,735	(9,203)
Current tax expense	—	—	—	—	(137)	(137)
Income / (loss) for the period	$—	$(3,252)	$(8,686)	$(11,938)	$2,598	$(9,340)

	Continuing operations
As at September 30, 2022	Nevada Production[6]	Exploration and Development[7]	Corporate and other	Total	Discontinued operations	Total
Capital expenditures	$5,931	$30,750	$517	$37,198	$—	$37,198
Property, plant and equipment	352,326	166,850	1,230	520,406	—	520,406
Total assets	410,826	173,563	93,556	677,945	—	677,945
Total liabilities	35,092	106,512	139,688	281,292	—	281,292
6 Includes Ruby Hill and Lone Tree
7 Includes Granite Creek and McCoy-Cove

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)

	Continuing operations
As at December 31, 2021	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total	Discontinued operations	Total
Capital expenditures	$368,503	$68,856	$932	$438,291	$2,366	$440,657
Property, plant and equipment	363,715	138,056	878	502,649	—	502,649
Total assets	416,003	140,680	99,666	656,349	—	656,349
Total liabilities	65,423	109,675	74,273	249,371	—	249,371

21.RELATED PARTY TRANSACTIONS

Related parties include key management personnel and entities which have control or significant influence as described in Note 2(b) of these Financial Statements. Related party transactions included in these Financial Statements are with Premier, the former parent company and with Equinox Gold.

The following are related party transactions, recorded at the exchange amount as agreed to by the parties. The figures noted below are for the nine months ended September 30, 2022, with comparative figures for the nine months ended September 30, 2021:

(i)The Company recognized revenue of $13.6 million for the nine months ended September 30, 2021 from the sale of gold and silver under the transfer pricing agreement with Premier. The transfer pricing agreement with Premier was terminated on closing of the Transaction.

(ii)Included in related party interest expense is interest accrued on an intercompany loan payable to Premier in the amount of $1.2 million for the nine months ended September 30, 2021. The intercompany note was settled on closing of the Transaction.

(iii)Included in finance expense is interest paid to Equinox of $0.06 million for the nine months ended September 30, 2021 for the bridge loan further described in Note 10(vi) of these Financial Statements.

(iv)Included in the statement of cash flows for the nine months ended September 30, 2021, is the proceeds from Equinox and the subsequent repayment to Equinox for the $20.75 million bridge loan further described in Note 1(a) of these Financial Statements.

(v)Included in operating expenses is share‑based payments of $0.6 million for the nine months ended September 30, 2021. The share‑based payments are for allocation of expenses from Premier. The corresponding share‑based payment liability previously recorded in Premier USA, was settled on closing of the Transaction.

(vi)Included in operating expenses is transition services costs of $0.1 million to Equinox Gold for the nine months ended September 30, 2022 ($0.2 million for the period ended September 30, 2021). The transition services costs are for general and administrative services provided by Equinox Gold to the Company’s head office in Reno, Nevada. The transition services agreement was terminated March 31, 2022.

(vii)In April 2021, the Company modified a portion of its intercompany note payable to Premier to change the repayment currency from CAD to USD. This modification resulted in the extinguishment of the original intercompany note and recognition of a new intercompany note, with the difference of $8.8 million recorded directly into surplus / (deficit).

22.COMMITMENTS

Surety bonds

At September 30, 2022, the Company has outstanding surety bonds in the amount of $123.0 million in favor of either the United States Department of the Interior, Bureau of Land Management ("BLM"), or the State of Nevada, Department of Conservation & Natural Resources as financial support for environmental reclamation and exploration permitting. This includes replacement bonds for the Lone Tree project and the Ruby Hill property in the amounts of $87.0 million and $22.8 million, respectively. The surety bonds are secured by a $32.7 million deposit and are subject to fees competitively determined in the marketplace. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its ongoing operations. As specific requirements are met, the BLM and State of Nevada as beneficiary of the instruments, will return the instruments to the issuing entity. As these instruments are associated with operating sites with long-lived assets, they will remain outstanding until closure.

23.FINANCIAL INSTRUMENTS

The Company's operations include the acquisition and exploration of mineral properties in the State of Nevada. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(a)Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties which are recorded in the Financial Statements.

(i)Trade credit risk

The Company closely monitors its financial assets and does not have any significant concentration of trade credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables is considered to be negligible. The trade receivable balance outstanding at September 30, 2022 and at December 31, 2021 was nil.

(ii)Cash

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of 90 days or less and which are liquid after 30 days or less into a known amount of cash. Limits are also established based on the type of investment, the counterparty and the credit rating. The credit risk on cash and cash equivalents is therefore negligible.

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

The following table summarizes the Company's contractual maturities and the timing of cash flows as at September 30, 2022. The amounts presented are based on the undiscounted contractual cash flows and may not agree with the carrying amounts on the Financial Statements.

	Up to 1 year	1-5 years	Total
Accounts payable and accrued liabilities	$10,009	$—	$10,009
Convertible loans	—	60,000	60,000
Deferred consideration	27,000	20,000	47,000
	$37,009	$80,000	$117,009

(c)Market risk

(i)Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company holds excess cash in interest bearing bank accounts rather than investments, the interest rate risk is minimal.

(ii)Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company’s management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

(d)Fair value

(i)Definitions

IFRS 13 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(ii)Valuation techniques used to determine fair values

The Company calculates fair values based on the following methods of valuation and assumptions:

a.Financial assets

Financial assets other than the Company's investment described below are carried at amortized cost. The fair value of cash and cash equivalents and receivables approximate their carrying value due to their short-term nature.

The Company's investment as further described in Note 6 of these Financial Statements was classified within level 2 of the fair value hierarchy and is fair valued using the common share price from the most recent subscription agreement at December 31, 2021, however during the nine months ended September 30, 2022 the investment listed on the TSX and therefore a quoted market price for this investment is available and is now classified within level 1 of the fair value hierarchy.

b.Financial liabilities

Financial liabilities not classified as fair value through profit or loss ("FVTPL") are carried at amortized cost. Accounts payable and accrued liabilities approximate their carrying value due to their short term nature.

The fair value of the loan payable to Premier approximates the carrying value as the interest rates are comparable to current market rates.

The share-based payment and warrant liabilities are classified within level 2 of the fair value hierarchy and are fair valued using a valuation model that incorporates such factors as the Company’s share price volatility, risk free rates and expiry dates including managements assumptions on forfeiture rates.

The Stream Agreement liability was classified within level 3 of the fair value hierarchy and was fair valued using the net present value of expected future cash flows based on management assumptions on silver deliveries under the stream and a discount rate that includes the risk premium that market participants require. This liability was extinguished as of December 31, 2021.

Deferred consideration related to Ruby Hill was recognized at fair value on acquisition and at September 30, 2022. This liability is classified within level 3 of the fair value hierarchy as it involves management's best estimate of whether or not the key activities required for each milestone payment will be achieved. Management has assumed that all milestones will be achieved and the early repayment option will be taken so the fair value of the deferred consideration is the $47 million discounted at 7.5%.

The Finance Package is classified within level 3 of the fair value hierarchy and is fair valued using credit spread calculated at inception and simulating out the expected movement in gold, silver and the Company’s share price while considering key assumptions like the discount rate that includes the risk premium that market participants require, the volatility in the Company’s share price and the discount for lack of marketability.

The Convertible Loans contain conversion and change of control rights that are separately measured at FVTPL each reporting period (level 3). The valuation of these options are dependent on the changes in the prices of the underlying assets and the probability that a change of control event would be expected to occur on December 13, 2023. The forced conversion rights were measured at fair value on inception but do not get revalued subsequently.

The Gold Prepay Agreement is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded gold price within the agreement that is measured at FVTPL each reporting period (level 3). The change in fair value is dependent on the movement in gold prices and the change in the risk free borrowing rate.

The Silver Purchase Agreement is recognized as a financial liability at amortized cost and it contains two embedded derivatives; one in relation to the embedded silver price within the agreement and the other in relation to the gold substitution option whereby i-80 Gold can choose to deliver gold instead of silver at a ratio of 75:1, both are measured at FVTPL each reporting period (level 3). On initial recognition and at September 30, 2022 the gold substitution option did not have any value and the silver price would need to increase by 9.5% in Q4 2022 compared to expected gold prices for it to have value. The change in fair value of the embedded derivative related to the silver price is dependent on the movement in silver prices and the change in the risk free borrowing rate.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(iii)Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the periods ended September 30, 2022 and December 31, 2021:

			Orion					Sprott
	Silver Agreement liability	Deferred consideration	Conversion and change of control rights	A&R Offtake gold lookback option	Silver Purchase Agreement - silver price derivative	Silver Purchase Agreement - gold substitute option	Gold Prepay Agreement - gold price derivative	Conversion and change of control rights
Balance as at January 1, 2021	$—	$—	$—	$—	$—	$—	$—	$—
Initial recognition	(853)	(41,895)	(13,599)	(577)	—	—	—	(2,733)
Principal repayment	11	—	—	—	—	—	—	—
Disposals	897	—	—	—	—	—	—	—
Fair value adjustments	(55)	(648)	(4,935)	(153)	—	—	—	(1,162)
Balance as at December 31, 2021	$—	$(42,543)	$(18,534)	$(730)	$—	$—	$—	$(3,895)
Fair value adjustments	—	(2,441)	7,212	—	11,421	—	7,120	1,889
Balance as at September 30, 2022	$—	$(44,984)	$(11,322)	$(730)	$11,421	$—	$7,120	$(2,006)

(iv)Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Balance as at September 30, 2022	Unobservable input	Fair Value	Change in Fair Value
Assumption:			-10%	10%
Silver Purchase Agreement - silver price derivative	Change in forecast silver price	11,421	3,659	(3,659)
Gold Prepay Agreement - gold price derivative	Change in forecast gold price	7,120	4,185	(4,185)

The valuation of the Convertible Loans and related embedded derivatives were dependent on the changes in the prices of the underlying assets and the probability that a change of control event would be expected to occur on December 13, 2023.

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Balance as at September 30, 2022	Unobservable input	Fair Value	Change in Fair Value
Assumption:		25%	30%	50%
Orion - Conversion Option and Change of Control Option	Change of control probability	(11,322)	(291)	(1,456)
Sprott - Conversion Option and Change of Control Option	Change of control probability	(2,006)	(60)	(299)

24.MANAGEMENT OF CAPITAL

The Company manages its share capital and equity settled employee benefits reserve as capital, the balance of which is $368.8 million at September 30, 2022 ($363.9 million at December 31, 2021). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going-concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or acquire new debt.

In order to maximize ongoing exploration and development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short-term maturities, selected with regard to the expected timing of expenditures from continuing operations.

To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. In connection with the financing described in Note 1 of these Financial Statements, the Company expects it will have sufficient capital to carry out its development, exploration and evaluation plans through 2022.